

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2015

<u>Via E-mail</u>
Stephen J. Farr, Ph.D.
Chief Executive Officer and Director
Zogenix, Inc.
12400 High Bluff Drive, Suite 650
San Diego, California 92130

      Re: Zogenix, Inc.
             Preliminary Proxy Statement on Schedule 14C
             Filed April 27, 2015
             File No. 001-34962

Dear Dr. Farr:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Daniel Greenspan for

           Jeffrey P. Riedler
           Assistant Director

cc: <u>Via E-mail</u>
       Matthew T. Bush
       Latham & Watkins LLP
       12670 High Bluff Drive
       San Diego, CA 92130